FRED’S INC.
4300 New Getwell Rd
Memphis, Tennessee 38118

October 13, 2016

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
 Washington, D.C.  20549

Attn:      William H. Thompson
Branch Chief

Re:         Fred’s, Inc.
               Form 10-K for Fiscal Year Ended January 30, 2016
               Filed April 14, 2016

               Form 8-K Filed August 30, 2016
               File No. 1-14565

Dear Mr. Thompson:

Set forth below are the responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter, dated August 31, 2016 (the “Comment Letter”), relating to the Annual Report on Form 10-K (the “Form 10-K”) for the year ended January 30, 2016, filed by Fred’s Inc. (the “Company”) on April 14, 2016 and the Current Report on Form 8-K, filed by the Company on August 30, 2016.  We are pleased to respond to the Comment Letter, and for your convenience, the Company’s responses are keyed to the numbering in the Comment Letter.

Form 10-K for Fiscal Year Ended January 30, 2016

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations and Commercial Commitments, page 31

SEC Comment:

1. Please tell us why neither the long-term borrowings outstanding on your revolving loan and credit agreement nor the notes payable issued in connection with the Reeves-Sain acquisition are reflected in the table of contractual obligations. Refer to Item 303(a)(5) of Regulation S-K.

Fred’s, Inc. Response:

In future filings, the Company will disclose the outstanding balance of the revolving loan and credit agreement (the “Revolver”) in the table in a line titled “Debt from revolving credit facility,” in the year 2020, which is the contractual termination period for the facility.  In addition, we will show the acquisition notes payable on a separate line.

The following table is a revision of the table summarizing the Company’s significant contractual obligations from the annual 2015 Form 10-K:

( dollars in thousands)	2016	2017	2018	2019	2020	Thereafter	Total
Operating leases[1]	$45,886	$37,441	$26,915	$20,248	$16,284	$47,730	$194,504
Inventory purchase obligations[2]	83,354	-	-	-	-	-	83,354
Debt from revolving credit facility[3]	-	-	-	-	38,327	-	38,327
Acquisition Notes Payable[4]	-	-	-	-	4,333	8,667	13,000
Mortgage loans on land & buildings and other[5]	621	60	65	70	75	1,368	2,259
Equipment leases[6]	1,272	722	568	568	568	757	4,455
Postretirement benefits[7]	51	58	58	60	62	321	610
Total contractual obligations	$131,184	$38,281	$27,606	$20,946	$59,649	$58,843	$336,509

1 Operating leases are described in Note 6 to the Consolidated Financial Statements.
2 Inventory purchase obligations represent open purchase orders and any outstanding purchase commitments.
3 Debt from the revolving credit facility is described in Note 3 to the Consolidated Financial Statements.
4 Amounts owed under the acquisition notes payable are described in Note 13 to the Consolidated Financial Statements.
5 Mortgage loans for purchased land and buildings.
6 Equipment leases represent our tractor/trailer lease obligation.
7 Postretirement benefits are described in Note 10 to the Consolidated Financial Statements

The notes payable issued in connection with the Reeves-Sain acquisition were reflected in the table of contractual obligations on page 32 of the Company’s 2015 Form 10-K in the line titled “Mortgage loans on land & buildings and other.”  Footnote 3 to that table (footnote 4 in the revision above) explained that the amounts for that line item included amounts owed under the acquisition notes payable.

Item 8: Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 38

SEC Comment:

2. We note your disclosure of asset acquisitions, net (primarily intangibles) in cash flows from investing activities for each year. Please tell us in more detail the nature of these acquired assets and why the acquisitions do not constitute businesses.

Fred’s, Inc. Response:

The asset acquisitions, net (primarily intangibles) in cash flows from investing activities primarily represent customer-related intangible assets (“customer lists”) associated with acquired pharmacy locations.  Also, when acquiring pharmacies, non-compete contracts can be established with the pharmacists for varying lengths of time.  The non-compete contracts are classified as intangible assets and amortized over the life of the contract.  Additionally, software licensing costs are classified as intangible assets in accordance with ASC 350-40-30-1.

ASC 805-10-20 defines a business as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.  The Company does not believe these asset acquisitions constitute a business as these purchases include only purchases of the customer lists (assets).  These assets are not part of an integrated set of activities or other assets, and the assets purchased are not capable of being conducted or managed without being integrated into the Company’s existing processes and activities.  The process of operating the pharmacies changes during the acquisition.  Upon acquisition, pharmacies receive new licenses, use a new pharmacy system and procure product from a new source; hence, the existing process is not acquired.  In addition, no liabilities or goodwill resulted from the purchases of these assets.

Notes to Financial Statements

Note 8 – Equity Incentive Plans

Stock Options, page 53

SEC Comment:

3. Please tell us the nature and terms of the repurchase of options that occurred during 2014 and how the repurchase was accounted for.

Fred’s, Inc. Response:

The Company repurchased certain vested stock option awards held by Bruce Efird (former CEO) during his employment with the Company.  The stock options were repurchased with cash at amounts calculated to approximate fair market value as of the settlement dates.  Pursuant to ASC 718-20-35-7, no additional compensation expense was recorded, and the amount of cash transferred to repurchase the awards was charged to equity.  The repurchase transactions were negotiated after the awards were granted and not pursuant to a pre-existing right of the Company.  Stock option repurchase transactions by the Company are infrequent.

Note 10 - Other Commitments and Contingencies, page 54

SEC Comment:

4. With respect to the cyber-security incident and related assessments and litigation, please tell us your consideration of the requirement in ASC 450-20-50-4.b. to disclose an estimate of the possible loss or range of loss or to disclose that such an estimate cannot be made.

Fred’s, Inc. Response:

In accordance with ASC 450-20-50-4.b, a range of losses should have been included in the original filing. In the Company’s Form 10-Q, filed September 8, 2016, we included the following disclosure to Item 3: Legal Proceedings and to Note 10: Other Commitments and Contingencies:

“The Company expects to incur future probable losses in connection with the claims made by Visa. The range of these losses is estimated to be $0.1 million to $4.6 million.”

The estimate disclosed in our Form 10-Q filed September 8, 2016, has not changed subsequent to our 2015 Form 10-K filing. The Company will continue to include this disclosure and update as necessary should any additional information come to our attention.

Note 12 – Exit and Disposal Activity, page 57

SEC Comment:

5. We note the line item on the statements of cash flows captioned “Provision for store closures and asset impairments.” Please reconcile the amounts shown in this line item to the amounts disclosed in the footnotes to the financial statements for exit and disposal activities, especially as it relates to the more significant charges during fiscal 2014. Also tell us how you have complied with the disclosure requirements in ASC 420-10-50-1.

Fred’s, Inc. Response:

The amounts shown in the line item “Provision for store closures and asset impairments” reconcile to amounts shown in Note 1 – Description of Business and Summary of Significant Accounting Policies and Note 12 – Exit and Disposal Activity.

For 2015, the amount in question was $1.376 million.

The following paragraphs are provided in the “Fixed Assets” section of Note 12 from our 2015 Form 10-K filing:
During 2014, in association with the planned closure of stores not meeting the Company's operational performance targets, we recorded a charge of $2.9 million in selling, general and administrative expense for the impairment of fixed assets and leasehold improvements.  During 2015, the Company recorded an additional charge of $0.3 million for fixed assets and leasehold improvements related to the 2014 store closures.

In the fourth quarter of 2015, in association with the planned closure of stores not meeting the Company's operational performance targets, we recorded a charge of $0.5 million in selling, general and administrative expense for the impairment of fixed assets and leasehold improvements. Five stores are scheduled to close in early fiscal 2016.

The following paragraph is provided in the “Inventory” section of Note 12 from our 2015 Form 10-K filing:

In the fourth quarter of 2015, in association with the planned closure of five identified stores that were not meeting the Company's operational performance targets, we recorded a below-cost inventory adjustment of $0.7 million to value inventory at the lower of cost or market. These stores are planned for closure by the end of the second quarter of fiscal 2016.

The difference between the amounts in question on the cash flow statement and the underlined amounts in the paragraphs above is due to the different decimal place rounding.

For 2014, the amount in question was $16.125 million.

The following paragraph is provided in the “Inventories” section of Note 1 from our 2015 Form 10-K filing:

In the second quarter of 2014, the Company recorded markdowns on product that management identified as low-productive and does not fit our go-forward convenient and pharmacy healthcare services model.  The Company recorded a below-cost inventory adjustment in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 330, "Inventory," of approximately $12.5 million (including $1.6 million, for the accelerated recognition of freight capitalization expense) in cost of goods sold to value inventory at the lower of cost or market on inventory identified as low-productive, which the Company began liquidating in accordance with our strategic plan.

The following paragraph is provided in the “Fixed Assets” section of Note 12 from our 2015 Form 10-K filing:

During 2014, in association with the planned closure of stores not meeting the Company's operational performance targets, we recorded a charge of $2.9 million in selling, general and administrative expense for the impairment of fixed assets and leasehold improvements.  During 2015, the Company recorded an additional charge of $0.3 million for fixed assets and leasehold improvements related to the 2014 store closures.

The following paragraph is provided in the “Inventory” section of Note 12 from our 2015 Form 10-K filing:

In the fourth quarter of 2013, we recorded a below-cost inventory adjustment of approximately $1.7 million for the discontinuance of product categories from which the Company decided to exit.  During 2014, the Company recorded a below-cost inventory adjustment of an additional $0.3 million for the discontinuance of product categories from which the Company decided to exit. No inventory was marked down for the discontinuance of product categories in 2015.

In addition to the above underlined amounts in the paragraphs referencing activity in 2014, the Company recorded an adjustment for the accelerated recognition of freight capitalization expense in the amount of $0.3 million related to categories the Company decided to exit.  This amount was disclosed in a table in our 2014 annual Form 10-K, but inadvertently omitted from the 2015 annual form 10-K when discussing the prior year.  Going forward, references in the notes to the financial statements to fiscal year 2014 will include all totals comprising the amounts from the line item “Provision for store closures and asset impairments” in the cash flow statement.

 In accordance with ASC 420-10-50-1, the Company has given a description of the exit or disposal activities, including the facts and circumstances leading to the expected activity and the expected completion date, where necessary.  The adjustments were one-time decisions made to adjust inventory levels and fixed assets down to market value at the time a decision was made to close stores or exit product lines.  Where applicable, store closure anticipated dates were given.

Also in accordance with ASC 420-10-50-1, the Company disclosed the line item in the income statement in which the adjustments were recognized.  In the “Fixed Assets” section of Note 12, the Company refers to selling, general and administrative expenses as the line item where charges were recorded.  In the “Inventory” section the Company refers to the charges as “below-cost inventory adjustments.”  Going forward, the Company will reference “Cost of goods sold” to better align with the terminology of the line item on the income statement where these charges were recorded.

Finally, in accordance with ASC 420-10-50-1, the Company specified by year in Note 12 total amounts incurred to date in connection with the activities disclosed.  Tables were presented in the Company’s 2014 annual Form 10-K reconciling beginning of the year and ending liability balances in Note 1 and Note 12.  While activity was presented in 2015 no such reconciliation existed for the immaterial liability amount remaining at the end of fiscal 2015.  Going forward, the Company will include tables, when necessary reconciling beginning and end of year liability balances for all exit and disposal activities in a similar format as our 2014 annual Form 10-K shown below.

The following table can be found in Note 1 on page 40 of the Company’s 2014 annual Form 10-K:

	Balance at			Ending Balance
	February 1, 2014	Additions	Utilization	January 31, 2015

Inventory markdown on low-productive inventory	$-	$10.9	$(3.9)	$7.0
Inventory provision for freight capitalization expense	$-	$1.6	$(1.1)	$0.5
Total	$-	$12.5	$(5.0)	$7.5

The following table can be found in Note 12 on page 56 of the Company’s 2014 annual Form 10-K

	Balance at			Ending Balance
	February 1,			January 31,
	2014	Additions	Utilization	2015

Inventory markdowns for discontinuance of exit categories	$1.7	$0.3	$(1.6)	$0.4
Inventory provision for freight capitalization expense, exit categories	$-	$0.3	$(0.2)	$0.1
Inventory markdowns for 2014 planned closures	$-	$2.0	$(2.0)	$-
Inventory provision for freight capitalization expense, 2014 planned closures	$-	$1.3	$(1.3)	$-
Impairment charge for the disposal of fixed assets for 2014 planned closures	$-	$2.9	$(2.5)	$0.4
Lease contract termination liability, 2008 closures	$0.1	$-	$-	$0.1
Total	$1.8	$6.8	$(7.6)	$1.0

Note 13 – Business Combinations, page 58

SEC Comment:

6. We note your disclosure that notes payable issued as purchase consideration have an adjustment mechanism based upon an earn-out provision that could result in an increase to the face value of the notes if certain financial metrics are achieved. We also note your disclosure that no amounts have been reflected in the financial statements for this provision. Please tell us your consideration of recording the fair value of the earn-out provision as part of the total purchase consideration for the acquisition pursuant to ASC 805-30-25.

Fred’s, Inc. Response:

The notes payable adjustment mechanism as defined in the stock purchase agreement calls for additional amounts above the minimum note principal to be paid if certain post-combination EBITDA targets are met.  However, the additional principal amounts shall not be payable to the former owners, who became employees of the Company, in the circumstances of a “separation event,” defined as voluntary termination or termination for cause of the payees. The former owners, who are now employees, must continue to provide employee service to earn any additional payments and would forfeit any additional principal amounts if employment terminates.  As a result, because of this service requirement, the additional earn-out amounts, if earned, are treated as a compensation arrangement for post-combination services separate from the business combination, pursuant to ASC 805-10-55-25.

Form 8-K Filed August 30, 2016

SEC Comment:

7. We note your disclosure of adjusted EBITDA and forward looking adjusted EBITDA for the second half of the year in the press release announcing your financial results for the fiscal 2016 second quarter. We also note your disclosure of several other non-GAAP financial measures in the press release announcing your financial results for the fourth quarter and year ended January 30, 2016. Please note that pursuant to Instruction 2 to Item 2.02 of Form 8-K, the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K apply to disclosures furnished or filed under Item 2.02 of Form 8-K. In future filings, please provide the disclosures required by Item 10(e)(1)(i). Please show us what the revisions to your disclosure would look like. Please also refer to the updated Compliance and Disclosure Interpretations issued on May 17, 2016 and consider whether additional revisions to your disclosure will be necessary in future filings in light of this updated guidance.

Fred’s, Inc. Response:

The Company acknowledges the Staff's comment and, in future filings that include non-GAAP financial measures, will include all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K and will refer to the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

In future filings including non-GAAP financial measures, the Company will include a reconciliation of all non-GAAP financial measures to their most directly comparable GAAP financial measure.  With respect to adjusted EBITDA, the Company will include a reconciliation consistent with the table below.

(in millions)	13 Weeks Ended July 30, 2016	13 Weeks Ended August 1, 2015	26 Weeks Ended July 30, 2016	26 Weeks Ended August 1, 2015

Net Income (Loss)	$(6.9)	$(4.9)	$(5.7)	$(4.9)

Interest Expense	0.6	0.4	1.1	0.7

Provision for Income Taxes / (Benefit)	(4.6)	(3.3)	(3.9)	(3.5)

Operating Income	(10.9)	(7.8)	(8.5)	(7.7)

Depreciation and Amortizaiton	11.8	11.5	23.3	22.4

EBITDA	0.9	3.7	14.8	14.7

Stock Based Compensation	0.7	0.7	1.5	0.9

Change in LIFO Reserve	0.2	2.9	1.1	3.3

Adjusted EBITDA	$1.8	$7.3	$17.4	$18.9

Additionally, the Company will include a statement disclosing why management believes that the presentation of non-GAAP financial measures provides useful information to investors regarding the Company’s financial condition and results of operations, and, to the extent material, a statement disclosing the additional purposes, if any, for which the Company’s management uses non-GAAP financial measures.

The Company will include a statement similar to the following in future filings that include a presentation of adjusted EBITDA:

The Company’s management believes that the disclosure of adjusted EBITDA provides useful information to investors because the measure presents an alternative and more relevant method for measuring the Company’s results of operations and financial condition that excludes special or one-time items that are less integral to the Company’s day-to-day operation, and, when viewed together with the Company’s GAAP results and the accompanying reconciliations, provides a more complete understanding of the factors and trends affecting the Company than the GAAP results alone.   Additionally, adjusted EBITDA is a common alternative measure of financial performance used by investors, financial analysts, and rating agencies. These groups use adjusted EBITDA, along with other measures, to estimate the value of a company and to compare the operating performance of a company to others in its industry.

Please feel free to contact me if you have additional questions or need additional information.

Sincerely,

Rick J. Hans
Executive Vice President and
Chief Financial Officer
Direct Dial: (901) 238-2232
Direct Fax: (901) 531-8061
E-Mail Address: rhans@fredsinc.com